EXHIBIT 12.2




                      DEFINITIONS OF SELECTED FINANCIAL RATIOS



CURRENT RATIO
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     Current assets divided by current liabilities.


RETURN ON AVERAGE STOCKHOLDERS' EQUITY
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     Net income divided by average stockholders' equity. Average stockholders'
     equity is computed using the average of the monthly stockholders' equity balances.


RETURN ON AVERAGE CAPITAL EMPLOYED
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     Net income plus minority interest plus after-tax interest expense divided by average capital employed. Capital employed consists of stockholders' equity, total debt and minority interest. Average capital employed is computed on a four-quarter average basis.


TOTAL DEBT TO TOTAL BORROWED AND INVESTED CAPITAL
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     Total debt, including capital lease obligations, divided by total debt plus minority interest liability and stockholders' equity.